SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                          CRI Hotel Income Partners LP
                            (Name of Subject Company)

MPF-NY 2006, LLC; MORAGA GOLD, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF SENIOR NOTE PROGRAM I, LP; MPF INCOME FUND 21, LLC; MPF INCOME FUND 23, LLC; MPF
  DEWAAY FUND 3, LLC; MPF DEWAAY FUND 5, LLC; MP INCOME FUND 16, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND
  5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 8, LLC; MPF ACQUISITION CO. 3,
LLC; MPF FLAGSHIP FUND 9, LLC; MPF FLAGSHIP FUND 10, LLC; MPF FLAGSHIP FUND 11, LLC; MPF FLAGSHIP FUND 12, LLC; MPF DEWAAY PREMIER FUND, LLC; MPF DEWAAY PREMIER
   FUND 2, LLC; AND MPF DEWAAY PREMIER FUND 3, LLC; PURCHASER 1; PURCHASER 2;
                PURCHASER 3; AND MACKENZIE PATTERSON FULLER, LP
                                    (Bidders)

                 BENEFICIAL ASSIGNMENT CERTIFICATES REPRESENTING
                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                               Copy to:
Christine Simpson                              Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                 MacKenzie Patterson Fuller, LP
1640 School Street                             1640 School Street
Moraga, California  94556                      Moraga, California  94556
(925) 631-9100 ext.224                         (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                   Transaction                     Amount of
                   Valuation*                     Filing Fee
                   ----------                     ----------
                   $8,236,390                        $881.29

*    For purposes of  calculating  the filing fee only.  Assumes the purchase of
           823,639 BACs at a purchase price equal to $10 per BAC in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going private transaction subject to Rule 13e-3
[ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2006, LLC; Moraga Gold, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF Senior Note Program I, LP; MPF Income Fund 21, LLC; MPF Income Fund 23, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 5, LLC; MP Income Fund 16, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; Mackenzie Patterson Special Fund 8, LLC; MPF Acquisition Co. 3, LLC; MPF Flagship Fund 9, LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 11, LLC; MPF Flagship Fund 12, LLC; MPF DeWaay Premier Fund, LLC; MPF DeWaay Premier Fund 2, LLC; and MPF DeWaay Premier Fund 3, LLC (collectively the "Purchasers") to purchase all beneficial assignment certificates representing limited partnership interests (the "BACs") in CRI Hotel Income Partners LP (the "Partnership"), the subject company, not already held by purchasers and their affiliates at a purchase price equal to $10 per BAC, less the amount of any distributions declared or made with respect to the BACs between August 30, 2006 (the "Offer Date") and October 4, 2006 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 30, 2006 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering BAC holders to the Purchasers. MacKenzie Patterson Fuller, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

     In the event of a price reduction resulting from a Partnership distribution declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

     Tender of BACs will include the tender of any and all securities into which the BACs may be converted and any securities distributed with respect to the BACs from and after the Offer Date.

     The Partnership had 1,068 holders of record owning an aggregate of 868,662 BACs as of March 21, 2006, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2005. The Purchasers and their affiliates currently beneficially own 45,023 BACs, or 5.18% of the outstanding BACs. The 823,639 BACs subject to the Offer constitute 100% of the outstanding BACs not already owned by the Purchasers and their affiliates. Consummation of the offer, if all BACs sought are tendered, would require payment by the Purchasers of up to $8,236,390 in aggregate Purchase Price, which the Purchasers intend to fund out of their current working capital.

     The address of the Partnership's principal executive offices is 11200 Rockville Pike, Rockville, Maryland 20852,and its phone number is (301) 468-9200.

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1)   Offer to Purchase dated August 30, 2006

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to BAC holders dated August 30, 2006

(b)-(h)  Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 30, 2006

MPF-NY 2006, LLC; Moraga Gold, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF Senior Note Program I, LP; MPF Income Fund 21, LLC; MPF Income Fund 23, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 5, LLC; MP Income Fund 16, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; Mackenzie Patterson Special Fund 8, LLC; MPF Acquisition Co. 3, LLC; MPF Flagship Fund 9, LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 11, LLC; MPF Flagship Fund 12, LLC; MPF DeWaay Premier Fund, LLC; MPF DeWaay Premier Fund 2, LLC; and MPF DeWaay Premier Fund 3, LLC Purchaser 1; Purchaser 2; Purchaser 3

By:      /s/ Chip Patterson
         ---------------------------
         Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         ---------------------------
         Chip Patterson, Senior Vice President

                                 EXHIBIT INDEX


Exhibit  Description
-------  -----------

(a)(1)   Offer to Purchase dated August 30, 2006

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to BAC holders dated August 30, 2006